

January 23, 2012

Via E-Mail
Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

      Re: **Dryships Inc.**
               Form 20-F for Fiscal Year Ended December 31, 2010
               Filed May 10, 2011
               File No. 001-33922

Dear Mr. Nakhleh:

We have reviewed your response letter dated December 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Note 4. Transactions with Related Parties, page F-27

1.   We note your response to our prior comment number four. As Mr. Economou has a beneficial ownership interest of 13.9% in the company and the ability to exert influence, in addition to being a majority beneficial owner of TMS Bulkers and TMS Tankers, you are required to disclose the existence of the control relationship your Chairman and Chief Executive Officer has over the company in accordance with ASC 850-10-50-6. Please note that the information in Item 7A of Form 20-F provided outside of the financial statements does not meet the financial statement disclosures requirements outlined by ASC 850-10-50.

Other

2.   Please note that changes of accountants should be reported under Item 16 of Form 20-F instead of being incorporated by reference. Please confirm that you will comply in all future filings.

        You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305. Please contact the undersigned at (202) 551-3813 with any other questions.

                                Sincerely,

                                /s/ Lyn Shenk for

                                Linda Cvrkel
                                Branch Chief